Exhibit 11.1

Code of Ethics for Principal Officers

The Principal Officers are required to adhere to the ethical principles set forth in the Code of Conduct and Disciplinary Rules and to the following standards:

The Principal Officers will:

1)	Conduct their duties for the Company / Group in an honest and ethical manner, including ethical handling of actual or apparent conflicts of interest between such officer’s corporate responsibilities and any personal or professional relationships;

2)	Avoid conflicts of interest, and will disclose to the Commercial and Legal Department (or another appropriate company official, including the full Board, if valid reasons exists to not reporting to the Commercial and Legal Department) any transaction or relationship that reasonably could be expected to give rise to such a conflict;

3)	Endeavour to ensure that full, fair, accurate, timely and understandable disclosure regarding the company is made in reports and documents which the company files with, or submits to, the SEC and relevant stock exchanges, and in other public communications made by the company;

4)	Endeavour to ensure compliance by the Company / Group with all applicable governmental laws, rules, regulations and legislation;

5)	Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing one’s independent judgement to be subordinated;

6)	Respect the confidentiality of information acquired in the course of one’s work except when authorised or otherwise legally obligated to disclose, and will not use confidential information acquired in the course of their work for personal advantage;

7)	Promptly report internal violations of this Code to the Office of the Commercial and Legal Department (or another appropriate company official, including the full Board, if valid reasons exists to not report to the Office of the Commercial and Legal Department);

8)	Be accountable for adherence to this Code of Ethics for Principal Officers.

“Principal Officer” means ScottishPower’s Chief Executive Officer, Finance Director, principal accounting officer or controller, and / or persons performing similar functions together with all officers of the company responsible for business operations reported in the company’s SEC filings.

Waivers or Changes to Code: Any changes to, or waivers of, this Code of Ethics for Principal Officers will be reported to the SEC and other relevant stock exchanges as required by federal or state laws, legislation and regulations or other regulatory requirements.

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